October 10, 2014

Via EDGAR and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 3720

Attn:	Daniel L. Gordon, Senior Assistant Chief Accountant
Kristi Marrone

Re:	Anworth Mortgage Asset Corporation

Form 10-K for the fiscal year ended December 31, 2013

Filed February 26, 2014

File No. 001-13709

Dear Mr. Gordon:

Anworth Mortgage Asset Corporation, a Maryland corporation (the “Company”), is filing today via EDGAR this letter which responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed via EDGAR on February 26, 2014, as set forth in the Staff’s letter, dated October 7, 2014 (the “Comment Letter”), addressed to Mr. Thad M. Brown, Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comments and provided the response of the Company in bold immediately thereafter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 49

1.	We note your response to comment 1. Please consider revising your disclosure in future filings to specifically address any known trends (i.e. lower CPR), the drivers of such and your expectation of whether or not the trend will continue. Please also be more specific as to how you evaluate historical prepayment rates in determining your projected long-term CPR percentages and how you evaluate the sustainability of current monetary and fiscal policy and other factors as they relate to your assessment of the sustainability of a lower CPR for purposes of your projection.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future reports to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company will specifically address any known trends (i.e. lower CPR), the drivers of such and its expectation of whether or not the trend will continue. The Company will also specifically address how it evaluates historical prepayment rates in determining its projected long-term CPR percentages and how it evaluates the sustainability of current monetary and fiscal policy and other factors as they relate to the Company’s assessment of the sustainability of a lower CPR for purposes of its projection.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 10, 2014

2.	We note your response to comment 2. Please revise your disclosure in future filings to provide a more in depth discussion of the factors mentioned in your response that led to your decision to sell Agency MBS at an accelerated rate during 2013 as compared to the previous two years.

Response:

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will provide a more in depth discussion of the factors (mentioned in its prior response letter to the Staff) that led to its decision to sell Agency MBS at an accelerated rate during 2013 as compared to the previous two years.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing information is responsive to the Staff’s comments and requests in the Comment Letter. You may contact the undersigned at (310) 255-4460 if you have questions regarding the foregoing responses. Thank you for your assistance on this matter.

Sincerely,

/s/ Thad M. Brown
Thad M. Brown
Chief Financial Officer, Anworth Mortgage Asset Corporation

cc:	Joseph Lloyd McAdams, Anworth Mortgage Asset Corporation

Mark J. Kelson, Greenberg Traurig, LLP